Mail Stop 3561

September 22, 2006

Neil Cole, Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018

> **Re:**   **Iconix Brand Group, Inc.**
> **Response Letter Dated September 12, 2006**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 17, 2006**
> **File No. 333-135496**
> **Annual Report on Form 10-K for the Year Ended December 31, 2005**
> **Filed March 21, 2006**

Dear Mr. Cole:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form S-4</u>

<u>Background and Reasons for the Merger, page 35</u>

1. We note your response to comment 1 in our letter dated September 7, 2006. Please expand further the background section, discussing specifically the following:

    - Please identify the Iconix director who contacted Mr. Giannulli on October 9, 2005 and under what authority or in what capacity this director was acting;

    - Please describe the "business reasons" that resulted in Iconix not proceeding with the acquisition on November 9, 2005;

- Please disclose how Mr. Giannulli learned in January 2006 that Iconix maintained an interest in acquiring you;

- Please discuss how the purchase price for Modern Amusements and the benefits to management were determined and how the transfer of one-half of the merger consideration between Messrs. Giannulli and Lewis was negotiated and agreed upon.

Form 10-K for the Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-7

2. We note your response to comment 9 in our letter dated September 7, 2006. Since the error is a material misclassification in your statements of cash flows, please amend your Annual Report on Form 10-K for the fiscal year ended December 31, 2005 to correct the error. Where applicable, please ensure also that you describe the error in a restatement footnote and mark the appropriate columns "As restated" within your future Quarterly Reports on Form 10-Q.

Note 2. Unzipped Apparel, LLC ("Unzipped"), page F-14

3. We note your response to comment 10 in our letter dated September 7, 2006 and still do not believe you have demonstrated a basis for classifying the shortfall payments as an offset to cost of goods sold. The shortfall payments are not related to the costs of your distribution network but relate solely to a guarantee in a separate management agreement. Accordingly, please revise your filing to classify shortfall payments as a reduction of selling, general, and administrative expenses.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard DiStefano, Esq.
         Blank Rome LLP
         Via Fax: (917) 332-3762